

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 21, 2006

Paul A. Smith
Controller and Senior Vice-President
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta, Canada

> **Re:** **Imperial Oil Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 4, 2006**
> **File No. 0-12014**

Dear Mr. Paul A. Smith:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 1 Business

Natural Resources, page 7

1.      We note your discussion of the change in royalty arrangements with the Province of Alberta beginning in 2007 relating to your Cold Lake operations in which you expect there to be no material effect.  Please expand your discussion to further

clarify why the computations of a royalty calculated on gross production, as
opposed to a royalty calculated as the greater of a one percent on gross revenue or
25 percent of an amount based on revenue net of operating and capital costs
would yield an immaterial difference. Please indicate any special adjustments to
"operating and capital costs", "gross production" and "gross revenue"
contemplated in the royalty calculation, if any.

Government Regulation

Natural Gas, page 16

2.      We note your discussion regarding certain limitations imposed by regulatory
        bodies which constrain natural gas production. Please expand your disclosure to
        describe these limitations and the effect they have had and are expected to have, if
        any, on your operations.

Management Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 22

3.      Please explain in further detail the arrangement entered into with the affiliate of
        Exxon Mobil to operate western Canada production properties as a single
        organization.  Please clarify in your explanation the specific entities involved and
        the significance of this arrangement to your operations and reserves. Clarify how
        you have accounted for the formation of this entity and the business purpose for
        which it was formed. We may have further comment.

Critical Accounting Policies

Hydrocarbon Reserves, page 29

4.      We note your disclosure indicating that 137 million oil-equivalent barrels were
        not included in reserves because of a seasonal price trough at year end, which
        pattern is similar to that in the prior year.  We note these reserves were "restored"
        in January 2006. Please expand your disclosure to explain how you calculated this
        amount and address how often you revise your reserve quantity estimates.
        Additionally, please explain why the disclosure of these quantities is appropriate.
        Refer to Instruction 5 to Item 102 of Regulation S-K. We may have further
        comment.


Financial Statements and Supplementary Data

Net Proved Developed and Undeveloped Reserves, page 34

5.    Please revise your heading captions to clarify the nature of the oil and gas reserves in each column to avoid investor confusion.  We note that you currently use the terms Conventional and Cold Lake.

6.    Please revise the title of "net proved developed and undeveloped reserves" to be consistent with Illustration 4 in Appendix A of SFAS 69.

7.    Please revise your tabular disclosure to present separately the components of your reserve quantity information including, but without limitation, improved recovery, sales of minerals in place and purchases of minerals in place. Refer to Illustration 4 in Appendix A of SFAS 69.

8.    Please remove the subtotal of "Total before year end price/cost revisions" and include the effect of year end price/costs revisions within the applicable line item consistent with Illustration 4 in Appendix A of SFAS 69.   Additionally, please explain how you calculated the amount reported in your revisions and improved recovery line item as compared to the year end price/cost revisions line item.  We may have further comment.

9.    We note your disclosure that at Cold Lake proved bitumen and associated natural gas reserves were reduced by about 137 million oil-equivalent barrels as a result of using December 31, 2005 prices.  Please clarify how this quantity was calculated and explain why you believe it is appropriate given Instruction 5 to Item 102 of Regulation S-K which states that estimates of oil or gas reserves other than proved are not permitted to be disclosed in any document publicly filed with the Commission.

Net Proved Developed Reserves of Crude Oil and Natural Gas, page 36

10.    Please revise your disclosure of proved developed reserves to show beginning and ending of year amounts consistent with Illustration 4 in Appendix A of SFAS 69.

11.    Please remove your reference to "certain resources" as this may be confusing to investors.

General

12.     Please revise your document to include Schedule II Valuation and Qualifying Accounts or tell us where this schedule can be located.  Refer to Rule 5-04 of Regulation S-X.

Auditor's Report, page F-2

13.     We note your auditors' report opines on the balance sheets and related consolidated statement of income, shareholders' equity and cash flows appearing on pages F-3 through F-23, although these statements are only presented on pages F-3 through F-6 with the accompanying notes presented on pages F-7 through F-23. Please have your auditors revise their report to remove these page references.

General

14.     We note the related party matters disclosed on page 49. Please present on the face of your financial statements related party amounts.  Refer to Rules 5-02 and 5-03 of Regulation S-X.

Consolidated Balance Sheet, page F-5

15.     Please state on the face of your balance sheet the number of issued and outstanding shares. Refer to Rule 5-02 of Regulation S-X.

Consolidated Statement of Shareholders' Equity, page F-6

16.     Please revise the component title "Nonowner changes in equity" to clarify the nature of this line item and avoid investor confusion.

Note 1 Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-8

17.     We note your disclosure that depreciation and depletion are calculated using the units of production method for producing properties based on proved developed reserves.  Please explain the units you use to amortize your acquisition costs of proved properties.  Refer to paragraph 30 of SFAS 19.

18.     Please explain what you mean by your statement that your accounting policies for your tar sands operations are the same as those for your crude oil and natural gas operations.  Note that these represent mining operations and accordingly it is not appropriate to use the successful efforts method to account for these operations. Refer to paragraph 6 of SFAS 19.  Accordingly please revise your disclosure to clarify your accounting policies for your mining operations.

19.	We note that you expense your stripping costs as incurred. Please expand your disclosure to address the impact, if any, of your adoption of EITF 04-06.

Asset Retirement Obligations and Other Environmental Liabilities, page F-9

20.	We note your disclosure indicating that you do not record asset retirement obligations for assets with indeterminate useful lives which you identify to be manufacturing, distribution and marketing facilities.  We further note that you have determined estimated service lives for these assets, as disclosed on page F-8. Please address the following, in detail:

- Explain to us whether you have planned maintenance scheduled at regular intervals which affects asset retirement costs and how you considered planned maintenance activities in estimating your asset retirement obligation.

- Explain and disclose the specific legal obligations associated with your manufacturing, distribution, and marketing facilities and how you concluded the economic useful lives were indeterminate in light of the assigned service lives. Refer to paragraph 22 of SFAS 143.

Note 2 Business Segments, page F-11

21.	We note you have aggregated operations associated with conventional oil and gas with operations associated with Bitumen and oil sand extraction, including those associated with your interest in Syncrude, within a single reporting segment. Because the extraction method and refinement process for oil sands and bitumen differ from that of conventional oil and gas, it is unclear how you concluded that aggregating these operations into a single reporting segment is appropriate.  In this regard, please provide us your analysis supporting your segment presentation including the authoritative literature underlying your conclusions.

22.	We were unable to locate certain general information disclosures regarding your segment presentation as set-forth in paragraphs 26 of SFAS 131.  Please expand your disclosures accordingly or tell us why the information would not be required.

23.	We note your disclosure indicating that incentive compensation previously included in your operating segments has been presented within the corporate and other segment. Please confirm whether employees or management within your natural resource, petroleum, and chemical segments participate in the incentive compensation arrangements and quantify by segment the associated compensation that would have been allocated to each segment. To the extent segment employees participate in the incentive compensation programs, please explain how exclusion of stock based compensation expense from the related segment is appropriate while other compensation is included in your segment presentation. Please also indicate whether or not these costs are included in your disclosure of results of operations for oil and gas producing activities required by paragraph 24 of SFAS 69.

Note 11 Commitments and Contingent Liabilities, page F-20

24.     We note your disclosure indicating various lawsuits are pending against the company. Please expand your disclosure to include assessments of the likelihood of these loss contingencies using terms as defined in paragraph 3 of SFAS 5. Confirm whether you have disclosed all reasonably possible contingent losses which could individually or in the aggregate have a material impact on your financial condition.

Form 10-Q for the Fiscal Quarter ended March 31, 2006

General

25.     Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief